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Exhibit (a)(1)(b)

The EDS Stock Option Exchange Program Frequently Asked Questions and Additional Information

The following are answers to some of the questions that you may have about the offer to exchange. You should carefully read the entire EDS Offer to Exchange, this stock option exchange program frequently asked questions and additional information and the election form. The offer to exchange is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the EDS Offer to Exchange and the other exchange program documents. We have included in this summary references to sections of the EDS Offer to Exchange to help you find a more complete description of these topics.

Q1.	What is the offer to exchange?

A1.	The offer to exchange is a voluntary opportunity for eligible option holders to exchange vested and unvested eligible options for new options covering a smaller number of shares following a 6 month and 1 day waiting period. Eligible options are options granted under our Incentive Plan before 1 October 2002 with a grant price of $33.00 per share or higher, options granted under our PerformanceShare 1997 Nonqualified Stock Option Plan, options granted under our EDS Global Share Plan in calendar years 2000 and 2001 and options granted under our Transition Incentive Plan with a grant price of $33.00 per share or higher. Unless extended by us, the offer to exchange expires at 7:00 P.M., Eastern Time (U.S.), on 23 September 2003. We then intend to cancel the exchanged options later in the same day. The 6 month and 1 day waiting period will commence after the cancellation date. Except in Belgium and France, we expect to make the new grants on 24 March 2004. In Belgium and France, the new options will be granted on the date described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. The new options will have a grant price equal to the mean of the high and low sales prices of our common stock as reported by the New York Stock Exchange on the new option grant date, except that the grant price for tax residents of France and Italy will be as described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. (See Sections 1 and 9 of the EDS Offer to Exchange)

Q2.	Why are we making the offer to exchange?

A2.	Stock options are an important component of our reward strategy for employees. They allow you to share in any appreciation in our stock, facilitate a sense of ownership and align your interests and those of our stockholders. From our point of view, stock options help us to retain and motivate the talent we already have and encourage new recruits to the business. However, due to the sharp decline in our stock price, virtually all of our stock options granted before 31 December 2002, have grant prices higher than the current trading price of our common stock (commonly referred to as “underwater” options). This offer to exchange is designed to provide our eligible employees the opportunity to replace “underwater” options with options that will generally have a grant price equal to the fair market value of the shares on the new option grant date (commonly referred to as “at-the-money” options) and that may have greater potential to increase in value over time. We believe this will create better performance incentives for eligible employees and, as a result, maximize stockholder value. (See Section 3 of the EDS Offer to Exchange)

Q3.	What securities are we offering to exchange?

A3.	We are offering to exchange all outstanding, unexercised, eligible options, regardless of whether they are vested or unvested, held by eligible employees. Eligible options for purposes of the offer to exchange consist of:

•	options granted under our Incentive Plan before 1 October 2002 with a grant price of $33.00 per share or higher;

•	options granted under our EDS Global Share Plan in calendar years 2000 and 2001;

•	options granted under our PerformanceShare 1997 Nonqualified Stock Option Plan; and

•	options granted under our Transition Incentive Plan with a grant price of $33.00 per share or higher.

In exchange for eligible options, we will grant new options covering a smaller number of shares under our Incentive Plan following a 6 month and 1 day waiting period. If you elect to participate in the offer to exchange, then you must exchange all of your eligible options. (See Sections 2 and 9 of the EDS Offer to Exchange)

Q4.	Who is eligible to participate?

A4.	You are eligible to participate in the offer to exchange if you are an employee of EDS or one of our subsidiaries on 25 August 2003, you hold eligible options and you remain an employee through the date on which we cancel the eligible options exchanged pursuant to the offer to exchange. We refer to the date we cancel the eligible options exchanged pursuant to the offer to exchange as the cancellation date. Retirees, members of our Board of Directors and the executive officers listed on Schedule A – Information Concerning the Directors and Executive Officers of EDS attached to the EDS Offer to Exchange are ineligible to participate in the offer to exchange. (See Section 1 of the EDS Offer to Exchange)

To receive a new option, you must remain an employee of EDS or one of our subsidiaries through the date on which the new options are granted, which will be the first business day that is at least 6 months and 1 day after the cancellation date, except in Belgium and France. We refer to this date as the new option grant date. If we do not extend the offer to exchange, we expect the new option grant date will be 24 March 2004, except in Belgium and France where the new option grant date will be as described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. (See Section 1 of the EDS Offer to Exchange)

Q5.	Are employees outside of the United States eligible to participate?

A5.	Yes. All employees of EDS or any of our subsidiaries on 25 August 2003, are eligible to participate other than retirees, members of our Board of Directors and the executive officers listed on Schedule A – Information Concerning the Directors and Executive Officers of EDS attached to the EDS Offer to Exchange. (See Section 1 of the EDS Offer to Exchange)

If you are a tax resident of, or subject to the tax laws of, a country other than the U.S., please be sure to read Schedule B – Guide to International Issues attached to the EDS Offer to Exchange dealing with the applicable tax consequences of the offer to exchange in certain countries. (See Section 14 of the EDS Offer to Exchange)

Q6.	If you are on an approved leave of absence or go on an approved leave of absence before the offer to exchange expires, can you still exchange eligible options?

A6.	Yes. If you are an eligible employee on an approved leave of absence or plan to go on an approved leave of absence for any reason before the expiration date of the offer to exchange, you may participate in this program and exchange your eligible options.

You must be employed by EDS or one of our subsidiaries through the new option grant date in order to receive a new option. If you are on an approved leave of absence and still employed by EDS or one of our subsidiaries on the new option grant date, you will receive a new option.

Q7.	When does this offer to exchange end?

A7.	This offer to exchange ends at 7:00 P.M., Eastern Time (U.S.), on 23 September 2003. We refer to this date and time as the expiration date, unless we extend the period during which the offer to exchange will remain open. If we extend the offer to exchange, the term expiration date will refer to the time and date at which the extended offer to exchange expires. If we extend the offer to exchange, we will issue a public announcement regarding the extension. (See Section 2 of the EDS Offer to Exchange)

Q8.	How many new options will you receive in exchange for your eligible options that you elect to exchange?

A8.	Subject to the terms of this offer to exchange and upon our acceptance of your properly tendered eligible options, the number of new options you receive will depend upon under which of our option plans the eligible options were granted. Exchanged options are any eligible options that you elect to exchange pursuant to this offer to exchange that are accepted for exchange by us. Your exchanged options will be exchanged for new options as follows:

•	for exchanged options issued under our EDS Global Share Plan or our PerformanceShare 1997 Nonqualified Stock Option Plan, one new option for every two eligible options; and

•	for exchanged options issued under our Incentive Plan or our Transition Incentive Plan, based on the grant price of such option, as follows:

Grant Price	Exchange Ratio (Eligible Option : New Option)
Less than $33.00	N/A
$33.00 through $45.00	1.5 : 1
$45.01 through $55.00	3.0 : 1
More than $55.00	2.5 : 1

The number of option shares that you receive will be rounded up to the nearest whole share, and will be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. (See Section 2 of the EDS Offer to Exchange)

EXAMPLE

To illustrate how the exchange ratios work, we’ll assume that you have the following four eligible options: an option for 100 shares issued under our EDS Global Share Plan with a grant price of $42.00 per share; an option for 200 shares issued under our PerformanceShare 1997 Nonqualified Stock Option Plan with a grant price of $37.375 per share; an option to purchase 600 shares issued under our Incentive Plan with a grant price of $48.00 per share; and an option for 700 shares issued under our Transition Incentive Plan with a grant price of $58.00 per share. The following chart illustrates how these exchange ratios will work:

Plan	Number of Eligible Options	Exchange Ratio	Shares of Common Stock Subject to New Option
EDS Global Share Plan	100	2.0 for 1	50
PerformanceShare Plan	200	2.0 for 1	100
Incentive Plan	600	3.0 for 1	200
Transition Incentive Plan	700	2.5 for 1	280
Total	1,600		630

New options will be granted under our Incentive Plan. All new options will be nonstatutory options for U.S. federal income tax purposes. (See Sections 2 and 9 of the EDS Offer to Exchange)

Q9.	Why isn’t the most recent Global Share grant included?

A9.	The options granted under our EDS Global Share Plan in 2002 are excluded from the offer to exchange because their high grant price and remaining exercise term would cause them to be exchangeable for a new option for only a small fraction of a share. In other words, the option pricing model used to establish the exchange ratios indicated an exchange of the entire grant for options of equivalent value would not result in even one single new option.

Q10.	You hold Global Share options that were scheduled to expire on 1 August 2003; will those options be eligible for the offer to exchange?

A10	Yes. The expiration date of the options granted under the Global Share Plan originally scheduled to expire on 1 August 2003 was extended to 31 December 2003 to permit the holders of those options to participate in the offer to exchange.

Q11.	How were the exchange ratios determined and why are they different for different options?

A11.	We used an option pricing model to estimate the theoretical value of each option. Using this model, we assigned a value to eligible options and to new options. We then determined the ratio of old to new options that would make the exchange approximately equivalent in value. (See Section 3 of the EDS Offer to Exchange)

Q12.	Why isn’t the exchange ratio simply one-for-one?

A12.	The exchange ratios have been developed to be fair to you and responsible to our stockholders. Our stock option program must balance the interests of both employees and stockholders. As an employee, you may benefit by replacing your underwater options with new options that are at-the-money on the new option grant date. Stockholders may also benefit because this program will give us the potential to significantly reduce the total number of options outstanding. (See Section 3 of the EDS Offer to Exchange)

Q13.	If you elect to exchange an eligible option, do you have to elect to exchange all of your eligible options?

A13.	Yes. You must elect to exchange all of your eligible options if you want to participate in the offer to exchange. In other words, you may not elect to exchange some of your eligible options and keep the balance of your eligible options. (See Section 2 of the EDS Offer to Exchange)

Q14.	What are the conditions to the offer to exchange?

A14.	Participation in the offer to exchange is completely voluntary. The completion of the offer to exchange is subject to a number of customary conditions that are described in Section 7 of the EDS Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the offer to exchange and subject to applicable law, we reserve the right to amend the offer to exchange for any or no reason. (See Section 7 of the EDS Offer to Exchange) Also, our acceptance of your eligible options will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer to exchange. (See Section 4 of the EDS Offer to Exchange)

Q15.	Are there any eligibility requirements that you must satisfy after the expiration date of the offer to exchange to receive the new options?

A15.	To receive a grant of new options under the terms of the offer to exchange you must be employed by us or one of our subsidiaries through the new option grant date. (See Section 1 of the EDS Offer to Exchange)

As discussed below, we will grant new options to you on the first business day that is at least 6 months and 1 day after the cancellation date, except in Belgium and France. We expect that the new option grant date will be 24 March 2004, except in Belgium and France where the new option grant date will be as described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. During the second quarter of 2003, we announced an initiative to reduce costs and streamline our organizational structure. As part of this initiative, we expect that we will reduce our global workforce by approximately 2% and pursue the sale of assets outside of our core IT and business process outsourcing business. We are currently evaluating our options with respect to businesses outside of our core IT and business process outsourcing business, including the possible sale of one or more of these businesses. If, as part of this initiative or otherwise, you do not remain employed by us or one of our subsidiaries through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries remains “at will” and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice. (See Section 1 of the EDS Offer to Exchange)

Q16.	When will you receive your new options?

A16.	We will grant the new options on the new option grant date, which we expect to be 24 March 2004, except in Belgium and France where the new option grant date will be as described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. Except in Belgium and France, the new option grant date will be the first business day that is at least 6 months and 1 day after the date on which we cancel the eligible options accepted for exchange. We will not grant the new options before the new option grant date.

We will send you notification that we have accepted your tendered eligible options for exchange and that we will issue to you the new options in accordance with and subject to the terms and conditions of this offer to exchange promptly after the expiration date of the offer to exchange. (See Section 6 of the EDS Offer to Exchange)

Q17.	When will the eligible options you elect to exchange be cancelled?

A17.	The eligible options you elect to exchange will be cancelled no later than the first business day following the expiration date of this offer to exchange. We refer to this date as the cancellation date. If we do not extend the offer to exchange, we expect that the cancellation date will be 23 September 2003. Accordingly, we expect that the new options will be granted on 24 March 2004, except in Belgium and France where the new options will be granted on the date described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. (See Section 6 of the EDS Offer to Exchange)

Q18.	Why won’t you receive your new options immediately after the expiration date of the offer to exchange?

A18.	Published rules of the Financial Accounting Standards Board require options granted within 6 months of cancelled options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as a variable expense to earnings. (See Section 12 of the EDS Offer to Exchange)

Q19.	If you elect to participate in the offer to exchange, will you be eligible to receive other option grants before you receive your new options?

A19.	No. If you accept the offer to exchange, you cannot receive any other option grants before you receive your new options. We will defer granting you these other options to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer to exchange. (See Section 6 of the EDS Offer to Exchange)

Q20.	Is this an option repricing?

A20.	No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future could be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of the repriced options. (See Section 12 of the EDS Offer to Exchange)

Q21.	Why can’t we just grant you additional options?

A21.	Because of the large number of underwater options outstanding, granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would have a severe negative impact on our potential dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires. (See Section 3 of the EDS Offer to Exchange)

Q22.	Will you be required to give up all of your rights under the cancelled options?

A22.	Yes. Once we have accepted eligible options that you tender for exchange, your exchanged options will be cancelled and you will no longer have any rights under those exchanged options. We intend to cancel all eligible options accepted for exchange on the cancellation date, which will be no later than the first business day following the expiration of the offer to exchange. We expect the cancellation date to be 23 September 2003. (See Section 6 of the EDS Offer to Exchange)

Q23.	What will the grant price of the new options be?

A23.	The grant price per share of the new options will be the mean of the high and low sales prices of our common stock as reported by the New York Stock Exchange on the new option grant date, which is expected to be 24 March 2004, except in Belgium and France where the new option grant date will be as described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. However, the grant price per share of the new options granted to tax residents of France and Italy will be as described in Schedule B – Guide to International Issues attached to the EDS Offer to Exchange. (See Section 9 of the EDS Offer to Exchange)

We cannot predict the grant price of the new options. Because we will grant new options no earlier than the first business day that is at least 6 months and 1 day after the date on which we cancel the eligible options accepted for exchange, the new options may have a higher grant price than some or all of your eligible options. (See Section 9 of the EDS Offer to Exchange)

Q24.	When will the new options vest?

A24.	All new options granted in exchange for eligible options granted under our EDS Global Share Plan or our PerformanceShare 1997 Nonqualified Stock Option Plan will fully vest on the first anniversary of the new option grant date. All new options granted in exchange for eligible options granted under our Incentive Plan or Transition Incentive Plan will vest 50% on the first anniversary of the new option grant date and 25% on each of the second and third anniversaries of the new option grant date. Any prior or scheduled future vesting of eligible options will be disregarded. (See Section 9 of the EDS Offer to Exchange)

Q25.	What if another company acquires us in a merger or stock acquisition?

A25.	Although we do not currently anticipate any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, we would anticipate that the surviving entity would honor our plans to grant the new options under the same terms as provided in this offer to exchange. However, the terms under which any such options might be granted would depend upon the terms of any such transaction as approved by the EDS Board of Directors. While we would seek to make provision in the acquisition agreement for the granting of the new options or options of an acquiror, we cannot guarantee what, if any, provision would be made. As a result, we cannot guarantee that any new options would be granted by the acquiror in the event of such an acquisition. Therefore, it is possible that you could give up your eligible options and not receive any new options from the acquiring corporation. (See Section 9 of the EDS Offer to Exchange)

You should be aware that a merger or acquisition could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of such a transaction, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The grant price of any new options granted to you after the announcement of a merger, consolidation or acquisition of EDS would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the grant price of your eligible options. This could result in option holders who do not participate in this offer to exchange receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not EDS common stock, while option holders who decide not to participate in this offer to exchange could exercise their eligible options before the effective date of the merger or acquisition and sell their EDS common stock before the effective date. (See Section 9 of the EDS Offer to Exchange)

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither new options nor any other compensation for your cancelled eligible options. (See Section 9 of the EDS Offer to Exchange)

Q26.	Are there circumstances under which you would not be granted new options?

A26.	Yes. If, for any reason, you are no longer an employee of us or one of our subsidiaries on the new option grant date, you will not receive any new options. During the second quarter of 2003, we announced an initiative to reduce costs and streamline our organizational structure. As part of this initiative, we expect that we will reduce our global workforce by approximately 2% and pursue the sale of assets outside of our core IT and business process outsourcing business. We are currently evaluating our options with respect to businesses outside of our core IT and business process outsourcing business, including the possible sale of one or more of these businesses. If, as part of this initiative or otherwise, you do not remain employed by us or one of our subsidiaries through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries remains “at will” and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice. (See Section 1 of the EDS Offer to Exchange)

Moreover, even if we accept your eligible options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result of changes in SEC rules, regulations or policies, New York Stock Exchange listing requirements or the laws of a non-U.S. jurisdiction. We do not currently anticipate any such prohibitions. (See Section 13 of the EDS Offer to Exchange)

Q27.	What happens to your options if you do not elect to exchange your eligible options or we do not accept your eligible options?

A27.	If you do not elect to exchange your eligible options or we do not accept your eligible options, such options will remain outstanding until they expire by their terms and retain their current grant price and current vesting schedule. (See Section 6 of the EDS Offer to Exchange)

Q28.	Why would we not elect to accept your eligible options?

A28.	We have reserved the right to reject any election form or options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. (See Section 4 of the EDS Offer to Exchange)

Q29.	Will you have to pay taxes if you exchange your eligible options in the offer to exchange?

A29.	If you exchange your eligible options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes either at the time you agree to exchange the option or at the time the new option is granted to you pursuant to the offer to exchange. All new options will be granted as nonqualified stock options for U.S. federal income tax purposes. When an option holder exercises a new option, the difference between the grant price of the new option and the fair market value of the shares subject to the new option on the date of exercise will be compensation income for U.S. federal income tax purposes taxable to the option holder. (See Section 14 of the EDS Offer to Exchange)

If you are a tax resident of, or subject to the tax laws of, a country other than the United States, the tax consequences of participating in the offer to exchange may be different for you. Please be sure to read the discussion in this offer to exchange regarding the potential tax consequences in the country in which you are subject to tax. (See Section 14 and Schedule B of the EDS Offer to Exchange)

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the offer to exchange. If you are a resident of, or subject to the tax laws of, more than one country, you should be aware that there may be other tax and social insurance consequences which may apply to you.

Q30.	Will your new options be incentive stock options or nonqualified stock options for U.S. tax purposes?

A30.	Your new options will be nonqualified stock options for U.S. tax purposes. We recommend that you read the tax discussion in this offer to exchange and discuss the personal tax consequences to you with your tax advisor. (See Sections 9 and 14 and Schedule B of the EDS Offer to Exchange)

Q31.	When will your new options expire?

A31.	Each new option granted in exchange for eligible options granted under our EDS Global Share Plan or PerformanceShare 1997 Nonqualified Stock Option Plan will have a term of four years from the new option grant date, except in the United Kingdom, Belgium and France where the new options will have a term of five years from the new option grant date as described in Schedule B - Guide to International Issues attached to the EDS Offer to Exchange. (See Section 9 of the EDS Offer to Exchange) Each new option granted in exchange for eligible options granted under our Incentive Plan or Transition Incentive Plan will have a term of six years from the new option grant date. (See Section 9 of the EDS Offer to Exchange)

Q32.	Can the offer to exchange be extended, and if so, how will we notify you if the offer to exchange is extended?

A32.	The offer to exchange expires at 7:00 P.M., Eastern Time (U.S.), on 23 September 2003, unless we extend it. We may, in our discretion, extend the offer to exchange at any time, but we do not currently expect to do so. If we extend the offer to exchange, we will issue a press release or other public announcement disclosing the extension no later than 9:00 A.M., Eastern Time (U.S.), on the next business day following the previously scheduled expiration date of the offer to exchange. (See Section 2 of the EDS Offer to Exchange)

Q33.	How do you elect to exchange your eligible options?

A33.	We have different election processes, and the one you must follow depends on the country in which you are employed. You will generally need to access the Mellon Investor Services’ website (website address: http://www.corporate-action.net/EDS). EDS has engaged Mellon to assist it in administering the stock option exchange program. In order to access the website, you will need a Personal Identification Number

(PIN). Your PIN is being forwarded to you, either by email or mail, with the exchange program documents. (See Section 4 of the EDS Offer to Exchange)

If you are employed in a country other than Egypt, Hungary or Thailand, to elect to exchange your eligible options you must either:

•	By Internet. Elect to exchange your eligible options by properly completing the election process through the Mellon website, using your PIN to access the website. The website includes instructions on how to elect to exchange your eligible options. You may access the Mellon website at http://www.corporate-action.net/EDS.

•	By Telephone - Automated Response System. Elect to exchange your eligible options through Mellon’s automated response telephone election system, using your PIN as your personal identification. The automated response telephone election system includes instructions on how to elect to exchange your eligible options. You may access the automated response telephone election system 24 hours a day, 7 days a week, through any touch-tone telephone by dialing the following numbers: 888-337-6788 from within the U.S. and Canada or 201-829-0027 from outside the U.S. and Canada.

•	By Telephone - Customer Service Representative. We prefer that you elect to exchange your eligible options through the Mellon website or the automated response telephone election system. However, you may also elect to exchange your eligible options by calling Mellon Investor Services, Monday through Friday, between the hours of 12:01 A.M. and 7:00 P.M., Eastern Time (U.S.), at 866-337-6781 from within the U.S. and Canada or 201-296-4177 from outside the U.S. and Canada and following the instructions of the Mellon customer service representative at such number. Mellon customer service representatives have been authorized to accept reverse charge calls.

In order for your election to be valid, your election must be RECEIVED by Mellon in accordance with these instructions by 7:00 P.M., Eastern Time (U.S.), on 23 September 2003, unless extended by EDS. (See Section 4 of the EDS Offer to Exchange)

If you are an employee in Egypt, Hungary or Thailand, you will receive a paper packet with an instruction letter and an election form. To elect to exchange your eligible options, you must return a completed, signed copy of your election form to the applicable EDS Human Resources Administrator at the applicable address described in the box below.

If employed in:

Egypt	Hungary	Thailand
Amal Ahmed 29 Emtedad Ramsis St. Commercial Professionals Syndicate Nasr City - Cairo Egypt	Andrea Kovács Egressy út 20. Budapest 1149 Hungary	Rungravee Oranonsiri 100/61 29th Fl., Sathorn Nakorn Tower Bangrak Bangkok Thailand 10500

If you are employed in Egypt, Hungary or Thailand, in order for your election to be valid, your election must be RECEIVED by the applicable EDS Human Resources Administrator in accordance with these instructions by 7:00 P.M., Eastern Time (U.S.), on 23 September 2003, unless extended by EDS. (See Section 4 of the EDS Offer to Exchange)

Q34.	How will EDS and Mellon confirm that my election was received?

A34.	If you made your election through the Mellon website or through a customer service representative, your election can be confirmed by accessing the Mellon website. If the website box does not reflect your election within 24 hours of submission, please call a customer service representative at Mellon Investor Services at the number below. If you made your election through the automated response telephone system or you do not have access to the Mellon website, you should call Mellon Investor Services after a reasonable period of time has passed to confirm receipt of your election. Mellon customer service representatives are available Monday through Friday between the hours of 12:01 A.M. and 7:00 P.M., Eastern Time (U.S.), by calling 866-337-6781 from within the U.S. and Canada or 201-296-4177 from outside the U.S. and Canada. Mellon customer services representatives have been authorized to accept reverse charge calls. Additionally, promptly after the expiration date of the offer to exchange, we will send you notification as to whether we have accepted the eligible options you elected to exchange, and if so accepted that we will grant the new option to you in accordance with and subject to the terms and conditions of this offer to exchange. (See Sections 4 and 6 of the EDS Offer to Exchange)

Q35.	During what period of time may I withdraw my election to exchange eligible options?

A35.	You may withdraw your election to exchange eligible options that you previously elected to exchange at any time before the offer to exchange expires at 7:00 P.M., Eastern Time (U.S.), on 23 September 2003. If we extend the offer to exchange beyond 23 September 2003, you may withdraw your election to exchange eligible options at any time before the extended expiration date of the offer to exchange.

Although we intend to accept all eligible options validly elected to be exchanged promptly after the expiration date, if we have not accepted your eligible options by 11:59 P.M., Eastern Time (U.S.), on 20 October 2003, you may withdraw your election to exchange eligible options. (See Section 5 of the EDS Offer to Exchange)

Q36.	What do I have to do to withdraw my election to exchange eligible options that I previously elected to exchange?

A36.	If you are employed in a country other than Egypt, Hungary or Thailand, to withdraw your election to exchange eligible options, you must either:

•	By Internet. Withdraw your election to exchange eligible options by logging on to the Mellon website at http://www.corporate-action.net/EDS and following the instructions described on the website. Please note that if you log back onto the website and click any boxes, your previous election may be disregarded, and accordingly, you should follow all of the instructions to ensure your withdrawal is completed.

•	By Telephone - Automated Response System. Withdraw your election to exchange your eligible options through Mellon’s automated response telephone election system, using your PIN as your personal identification. The automated response telephone election system includes instructions on how to withdraw your election to exchange your eligible options. You may access the automated response telephone election system 24 hours a day, 7 days a week, through any touch-tone telephone by dialing the following numbers: 888-337-6788 from within the U.S. and Canada or 201-829-0027 from outside the U.S. and Canada.

•	By Telephone - Customer Service Representative. We prefer that you withdraw your election to exchange your eligible options through the Mellon website or the automated response telephone election system. However, you may also withdraw your election to exchange your eligible options by calling Mellon Investor Services, Monday through Friday, between the hours of 12:01 A.M. and 7:00 P.M., Eastern Time (U.S.), at 866-337-6781 from within the U.S. and Canada or 201-296-4177 from outside the U.S. and Canada and following the instructions of the Mellon customer service representative at such number. Mellon customer service representatives have been authorized to accept reverse charge calls. (See Section 5 of the EDS Offer to Exchange)

Unless you are employed in Egypt, Hungary or Thailand, in order to withdraw your election to exchange eligible options, your election to withdraw must be RECEIVED by Mellon in accordance with these instructions by 7:00 P.M., Eastern Time (U.S.), on 23 September 2003. If we extend the offer to exchange beyond that time, you may withdraw your eligible options at any time until the extended expiration date of the offer to exchange. (See Section 5 of the EDS Offer to Exchange)

If you are employed in Egypt, Hungary or Thailand, to withdraw your election to exchange eligible options, you must return a completed, signed copy of your election to withdraw to the applicable EDS Human Resources Administrator at the applicable address described in the box below. (See Section 5 of the EDS Offer to Exchange)

If employed in:

Egypt	Hungary	Thailand
Amal Ahmed 29 Emtedad Ramsis St. Commercial Professionals Syndicate Nasr City - Cairo	Andrea Kovács Egressy út 20. Budapest 1149	Rungravee Oranonsiri 100/61 29th Fl., Sathorn Nakorn Tower Bangrak

Egypt	Hungary	Bangkok Thailand 10500

If you are employed in Egypt, Hungary or Thailand, in order to withdraw your election to exchange eligible options, your election to withdraw must be RECEIVED by the applicable EDS Human Resources Administrator in accordance with these instructions by 7:00 P.M., Eastern Time (U.S.), on 23 September 2003. If we extend the offer to exchange beyond that time, you may withdraw your eligible options at any time until the extended expiration date of the offer to exchange. (See Section 5 of the EDS Offer to Exchange)

Q37.	Are we making any recommendation as to whether you should exchange your eligible options?

A37.	No. We are not making any recommendation as to whether you should accept the offer to exchange your eligible options. You must make your own decision as to whether or not to accept the offer to exchange. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or tax advisor. (See Section 3 of the EDS Offer to Exchange)

Q38.	Who can you talk to if you have questions about the offer to exchange or if you need additional copies of the offer to exchange documents?

A38.	For additional information or assistance, you should contact:

Mellon Investor Services

Customer Service Representatives

Available Monday through Friday between 12:01 A.M. and 7:00 P.M., Eastern Time (U.S.)

866-337-6781 (Calling from within the U.S. and Canada)

201-296-4177 (Calling from outside the U.S. and Canada)

(See Section 10 of the EDS Offer to Exchange)

RISKS OF PARTICIPATING IN THE OFFER TO EXCHANGE

Participation in the offer to exchange involves a number of risks, including those described below. This section briefly highlights some of these risks. This list does not include certain risks that may apply to you if you live or work outside the United States. If you live or work outside the United States, we strongly urge you to read Schedule B – Guide to International Issues attached to the EDS offer to exchange. You should carefully consider these and other risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer to exchange. In addition, before deciding to participate in the offer to exchange, we strongly urge you to read the sections of the EDS Offer to Exchange discussing tax consequences as well as the rest of the EDS Offer to Exchange for a more in–depth discussion of risks that may apply to you.

Economic Risks

If the price of our common stock increases after the date on which your options are cancelled, your cancelled options might have been worth more than the new options that you have received in exchange.

For example, if you exchange eligible options with a grant price of $33.00 per share and the price of our common stock increases to $40.00 per share when the new options are granted, your new option will have a higher grant price than the cancelled option. Additionally, your new option will be for a smaller number of shares than the eligible options you exchanged.

If you participate in the offer to exchange, you will be ineligible to receive any additional option grants until 24 March 2004, at the earliest.

Employees generally are eligible to receive option grants at any time that we choose to make such grants. However, if you participate in the offer to exchange, you will not be eligible to receive any additional option grants until 24 March 2004, at the earliest.

If we are acquired by or merge with another company, you may not receive any new options and even if you do receive new options, your cancelled options might have been worth more than the new options that you receive in exchange for them.

Although we do not currently anticipate any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, we would anticipate that the surviving entity would honor our plans to grant the new options under the same terms as provided in this offer to exchange. However, the terms under which any such options might be granted would depend upon the terms of any such transaction as approved by the EDS Board of Directors. While we would seek to make provision in the acquisition agreement for the granting of the new options or options of an acquiror, we cannot guarantee what, if any, provision would be made. As a result, we cannot guarantee that any new options would be granted by the acquirer in the event of such an acquisition. Therefore, it is possible that you could give up your eligible options and not receive any new options from the acquiring corporation.

You should be aware that a merger or acquisition could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of such a transaction, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The grant price of any new options granted to you after the announcement of a merger, consolidation or acquisition of EDS would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the grant price of your eligible options. This could result in option holders who do not participate in this offer to exchange receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not EDS common stock, while option holders who decide not to participate in this offer to exchange could exercise their eligible options before the effective date of the merger or acquisition and sell their EDS common stock before the effective date.

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither new options nor any other compensation for your cancelled eligible options.

If your employment terminates before we grant the new options, including as the result of a reduction-in-force, a sale by us of the operations in which you are employed or another company’s acquisition of us, you will neither receive a new option nor have any of your cancelled options returned to you.

Once we cancel the eligible options that you elect to exchange, all of your rights under the eligible options terminate. Accordingly, if your employment with us or our subsidiaries terminates for any reason, including as the result of a reduction-in-force, a sale by us of the operations in which you are employed or another company acquiring EDS, before the grant of the new options, you will not have the benefit of either the cancelled option or any new option.

During the second quarter of 2003, we announced an initiative to reduce costs and streamline our organizational structure. As part of this initiative, we expect that we will reduce our global workforce by approximately 2% and pursue the sale of assets outside of our core IT and business process outsourcing business. We are currently evaluating our options with respect to businesses outside of our core IT and business process outsourcing business, including the possible sale of one or more of these businesses. If, as part of this initiative or otherwise, you do not remain employed by us or one of our subsidiaries through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled.

Our revenues depend in part on the health of the economy, the financial stability of our customers and potential customers, and our ability to maintain a cost structure that enables us to compete efficiently in the markets in which we operate. At any time or from time to time, we may undertake various measures to reduce our expenses including, but not limited to, one or more reductions-in-force. Should your employment be terminated as part of any such reduction-in-force, you will not have the benefit of either the cancelled option or any new option.

If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the new option grant date. If your employment terminates for this or any other reason before the new option grant date you will not receive a new option, nor will you receive any other compensation for your eligible options that were cancelled.

Tax Related Risks For Non-U.S. Residents

If you are an eligible employee residing outside of the United States and you take advantage of the offer to exchange, you may be liable for tax and social insurance contributions on the fair market value of the new options. Additionally, you may lose the ability to claim preferential tax treatment in connection with your new options. Further, you may have exchange control reporting obligations associated with the transfer of funds in connection with the new options or the ownership of foreign shares of stock. Attached as Schedule B – Guide to International Issues attached to the EDS Offer to Exchange are short summaries of the general tax consequences of the offer to exchange in countries other than the United States. You should review the information carefully and consult your own tax advisor regarding your personal situation before deciding whether or not to participate in the offer to exchange.

Tax-Related Risks For Tax Residents of Multiple Jurisdictions

If you are a resident of or are otherwise subject to the tax laws of more than one country, you should be aware that there may be other tax and social insurance consequences that may apply to you. We urge you to consult your own tax advisor to discuss these consequences.

Business-Related Risks

For a description of certain risks related to our business, please see “Factors that may affect future results” in Section 19 of the EDS Offer to Exchange.